UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the nine and three-month periods ended September 30, 2020 set forth in this Form 6-K is hereby incorporated by reference into the registration statement filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration No. 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: October 29, 2020

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2020 and 2019, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of September 30, 2020 and for the nine-month period ended September 30, 2020 and 2019 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 (our “2019 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 24 to our audited consolidated financial statements included in our 2019 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•our assessment of the impact of the COVID-19 pandemic on our operations and financial condition;
•our targets and strategic initiatives in the various countries in which we operate;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•our expectations regarding our capital and operational expenditures in and after 2020;

•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our expectations regarding management changes; and
•other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks associated with further unanticipated developments related to the COVID-19 pandemic that negatively affect our operations and financial condition, including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of the COVID-19 outbreak;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;
•risks related to the impact of export controls on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”), each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, and August 2020, BIS added Huawei Technologies Company Ltd. and 152 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;

•risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;
•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;
•risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;
•risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in Item 3 - Key Information — D. Risk Factors in our 2019 Annual Report.

These factors and the other risk factors described in our 2019 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of September 30, 2020, our reportable segments consist of the following seven segments: Russia, representing our “cornerstone” market; Pakistan, Ukraine, Kazakhstan and Uzbekistan, representing our “growth engines”; and Algeria and Bangladesh, representing our “frontier markets”.
We also present our results of operations for our “Other frontier markets" and “HQ and eliminations” although these are not reportable segments. “Other frontier markets” represents our results of operations in Kyrgyzstan, Georgia and, prior to its disposal in October 2020, Armenia. “HQ and eliminations” represents transactions related to management activities within the group in Amsterdam, London and Luxembourg and costs relating to centrally managed operations, as well as intercompany eliminations to reconcile with our total revenue and Adjusted EBITDA.
For further details, please refer to Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

KEY DEVELOPMENTS DURING THE THIRD QUARTER OF 2020
COVID-19
Although VEON’s operations remained impacted by lockdown measures throughout third quarter, a gradual lifting of restrictions enabled the start of economic activity normalization and a sequential recovery in the performance of our operating markets.
Revenue trends remained divergent. Demand for our data services remains strong, enabling us to continue to grow our data revenues at a double-digit pace. We also experienced a continued shift in data traffic from mobile to fixed networks as lockdowns encouraged home working and schooling alongside a greater use of devices through our domestic broadband services.
An increase in demand for hard currencies has resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, during the three-month period ended September 30, 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, has decreased significantly, with a corresponding loss of USD 219 million recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.
Recent financing transactions
On July 9, 2020, VEON refinanced its existing RUB 30 billion (approximately USD 422 million) bilateral term loan agreement with VTB Bank. This refinancing extends the maturity and reduces the cost of the existing loan between VTB Bank and VEON.
On April 16, 2020, VEON established a Global Medium-Term Note program for the issuance of bonds (the “MTN Program”), with a program limit of a USD 6.5 billion, or the equivalent thereof in other currencies. On September 11, 2020, VEON issued senior unsecured notes of RUB 10 billion 6.5% due 2025 in 144A / Reg S format (the “Notes”) under the MTN Program. The proceeds were used to repay debt.
Exercise of put option for 15% stake in Pakistan Operations
On September 24, 2020 the Dhabi Group exercised its put option to sell VEON its 15% shareholding in Pakistan Mobile Communications Limited ("PMCL"), the operating company of Pakistan’s leading mobile operator, Jazz.
The transaction, which requires independent valuation to determine the fair value of the shareholding, is expected to close in the fourth quarter of 2020. Once completed, VEON will own 100% of PMCL and achieve full beneficial ownership of Jazz, allowing it to simplify and streamline governance over its Pakistani assets, as well as capture the full value of dividends paid by PMCL.
New Governance Model adopted
During the third quarter, in connection with our new operating model, the VEON Board of Directors (the “VEON Board”) approved a new governance model, or Group Authority Matrix, under which the VEON Board and the co-CEOs have delegated to each VEON operating company considerable authority to operate their businesses. Specifically, each operating company is accountable for operating its own business subject to oversight by their respective operating company boards and the VEON Board; and they are also obligated to operate in accordance with Group policy and controls framework. The new governance model forms the cornerstone of governance and delegation of authority across the Group.
In October 2020, Joop Brakenhoff has been appointed to the position of Chief Internal Audit & Compliance Officer. He reports to co-CEOs and also has a reporting line to the Chairman of the Audit & Risk Committee.

Beeline Kazakhstan signs Network Sharing Partnership
On October 6, 2020, VEON announced that its operating company in Kazakhstan, which provides services under the Beeline brand, entered into a network sharing partnership that unites the nation’s three mobile telecom providers in the delivery of high-speed internet to rural communities. The agreement brings Beeline together with Kcell and Tele2 in support of the nation’s 250+ project, which aims to extend high-speed internet to all villages with a population of 250 or more. Once complete, the project will see almost 1,000 rural settlements with a combined population of 600,000 offered 3G and 4G connections by all three operators.
The 250+ initiative, the infrastructure deployment for which started immediately, enables rural residents to receive mobile services on competitive terms and select a service provider of their choice. In turn, each mobile operator will enjoy equal access to the shared network.
VEON acquires strategic stake in ShopUp in Bangladesh
On October 20, 2020 VEON joined Sequoia Capital India and Flourish Ventures as investors in ShopUp, Bangladesh’s leading full-stack B2B commerce platform for small businesses, becoming ShopUp’s first strategic corporate investor.
The investment of approximately USD 8 million, in exchange for a 13.5% stake, enables VEON to support ShopUp’s fast-growing digital ecosystem for micro, small and medium-sized enterprises, which form a vital backbone of Bangladesh’s economy, as well as providing significant opportunities for developing mobile financial services for ShopUp’s users.
Yaroslav Glazunov appointed to the Board of Directors as an alternate director for Alexander Pertsovsky
On October 28, 2020 VEON appointed Yaroslav Glazunov to the Company’s Board of Directors as an alternate director for Alexander Pertsovsky. Mr. Pertsovsky has been a member of the VEON Board since January 2018.
Agreement concluded for the sale of Armenian operations
On October 29, 2020, VEON announced that it had concluded an agreement for the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia, to Team LLC for a consideration of USD 51 million. It is anticipated that the transaction will close shortly.
The sale of the Armenian operations is in line with VEON’s ambition to simplify the Group’s structure and enhance its operational focus on markets with attractive long-term growth opportunities.
Shareholders trading on Nasdaq no longer subject to annual depository fee
From January 1, 2021 holders of VEON American Depositary Shares (“ADSs”) trading on Nasdaq will no longer be subject any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR NINE MONTHS ENDED SEPTEMBER 30, 2020

	Nine-month period
(In millions of U.S. dollars)	2020	2019

Service revenues	5,629	6,161
Sale of equipment and accessories	269	322
Other revenue	83	125
Total operating revenues	5,981	6,608

Other operating income	4	350

Service costs	(1,130)	(1,154)
Cost of equipment and accessories	(263)	(323)
Selling, general and administrative expenses	(1,965)	(2,201)
Depreciation	(1,193)	(1,218)
Amortization	(260)	(299)
Impairment (loss) / reversal	(790)	(100)
Gain / (loss) on disposal of non-current assets	(16)	(28)
Gain / (loss) on disposal of subsidiaries	—	1

Operating profit / (loss)	368	1,636

Finance costs	(568)	(670)
Finance income	20	44
Other non-operating gain / (loss)	100	14
Net foreign exchange gain / (loss)	(15)	(29)
Profit / (loss) before tax	(95)	995

Income tax expense	(255)	(360)
Profit / (loss) for the period	(350)	635
Attributable to:
The owners of the parent	(356)	599
Non-controlling interest	6	36
	(350)	635

TOTAL OPERATING REVENUE
Our consolidated total operating revenue decreased by 9% year-on-year, primarily due to the devaluation of currencies across all the countries in which we operate. In local currency terms, revenue fell slightly, on the back of significant disruption of retail operations faced by our operating companies, following store closures, which resulted in lower gross connections, device sales and airtime sales and a decline in roaming revenues due to travel bans. In particular, Russia revenues decreased compared to prior year, due to lower subscriber numbers and closure of stores due to travel bans. Pakistan revenues also decreased due to lower ARPU driven by the negative impacts of lockdown measures. These were partially offset by strong performance, in local currency terms, in Ukraine and Kazakhstan and the impact of tax regime changes that negatively impacted 2019 revenues in Pakistan.

	Nine months ended September 30,
(In millions of U.S. dollars)	2020	2019

Our cornerstone
Russia	2,874	3,329

Our growth engines
Pakistan	908	996
Ukraine	696	630
Kazakhstan	350	370
Uzbekistan	150	196

Our frontier markets
Algeria	519	576
Bangladesh	403	406
Other frontier markets	106	130

Other
HQ and eliminations	(25)	(25)

Total segments	5,981	6,608

OPERATING PROFIT
Our consolidated operating profit fell during the quarter, to a loss of USD 368 million in the nine-month period ended September 30, 2020 compared to a profit of USD 1,636 million in the nine-month period ended September 30, 2019. This was primarily due to a combined impairment loss of USD 790 million in respect of our operations in Russia and Kyrgyzstan (refer to Note 6 of our unaudited interim condensed consolidated financial statements for further details), as well as lower revenues as discussed. In addition, operating profit in 2019 was positively impacted by a one-off gain of USD 350 million, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. The decrease in operating profits was partially offset by lower general and administrative costs.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs decreased to USD 568 million in the nine-month period ended September 30, 2020 compared to USD 670 million in the nine-month period ended September 30, 2019 due to lower interest charges on loans, driven by a combination of lower average cost of debt across most currencies and by depreciation of Russian ruble.
Finance income
Our consolidated finance income decreased to USD 20 million in the nine-month period ended September 30, 2020 compared to USD 44 million in the nine-month period ended September 30, 2019. This was primarily due to lower cash and deposit balances, and partially due to currency devaluation on cash and deposits in local currency of our operating companies.
Other non-operating gain / loss
Other non-operating gain in the nine-month period ended September 30, 2020 was USD 100 million compared to a non-operating gain of USD 14 million in the nine-month period ended September 30, 2019. The increase was driven by the revaluation of our contingent consideration liability, as well as the recognition of a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited in June 2020. For more information over these items, please refer to, respectively, Note 7 and Note 12 of our unaudited interim condensed consolidated financial statements attached hereto.
Net foreign exchange gain / loss
During the nine-month period ended September 30, 2020, we recognized a net foreign exchange loss of USD 15 million compared to a loss of USD 29 million during the nine-month period ended September 30, 2019. This was mainly due to the depreciation of currencies of the countries in which VEON operates, particularly the Russian ruble.

INCOME TAX EXPENSE
Our consolidated income tax expense decreased by 29% to USD 255 million in the nine-month period ended September 30, 2020 compared to USD 360 million in the nine-month period ended September 30, 2019, mainly due to lower operating profit and the impact of foreign currency devaluation of the local currencies of our operating companies.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT
Our profit / (loss) for the period attributable to the owners of the parent for the nine-month period ended September 30, 2020 decreased to a loss of USD 356 million as compared to a profit of USD 599 million for the same period last year. The decrease was mainly due to decreased operating profit as discussed above.

PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Profit / (loss) for the period attributable to non-controlling interest for the nine-month period ended September 30, 2020 decreased to USD 6 million as compared to USD 36 million for the same period last year. The decrease was mainly driven by the acquisition of non-controlling interest in August 2019, which resulted in a lower level of non-controlling interest in our operations in Pakistan and Bangladesh, as well as lower profitability in our Algeria operations.

ADJUSTED EBITDA

	Nine months ended September 30,
In millions of U.S. dollars	2020	2019

Our cornerstone
Russia	1,161	1,491

Our growth engines
Pakistan	468	509
Ukraine	472	405
Kazakhstan	188	212
Uzbekistan	51	103

Our frontier markets
Algeria	224	262
Bangladesh	173	170
Other frontier markets	32	45

Other
HQ and eliminations	(142)	83

Total segments	2,627	3,280

Our consolidated Adjusted EBITDA decreased by 20% year-on-year, primarily due to lower revenues as discussed above, as well as the recognition of a one-off gain of USD 350 million during the nine-month period ended September 30, 2019, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. This decrease was partially offset by lower general and administrative costs.
The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the nine-month period ended September 30:

	Nine months ended September 30,
In millions of U.S. dollars	2020	2019

Profit / (loss) before tax	(95)	995

Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA

Depreciation	1,193	1,218
Amortization	260	299
Impairment loss / (reversal)	790	100
(Gain) / loss on disposal of non-current assets	16	28
(Gain) / loss on disposal of subsidiaries	—	(1)
Finance costs	568	670
Finance income	(20)	(44)
Other non-operating (gain) / loss	(100)	(14)
Net foreign exchange (gain) / loss	15	29

Total Adjusted EBITDA	2,627	3,280

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	2,874	3,329		-14%
Mobile service revenue	2,220	2,617		-15%
- of which mobile data	696	722		-4%
Fixed-line service revenue	395	396		0%
Sales of equipment, accessories and other	259	316		-18%
Operating Expenses	1,716	1,838		-7%
Adjusted EBITDA	1,161	1,491		-22%
Adjusted EBITDA margin	40.4%	44.8%	-4.4	pp
RESULTS OF OPERATIONS IN RUB

	Nine months ended September 30,
In millions of RUB (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	202,551	216,491		-6%
Mobile service revenue	156,387	170,246		-8%
- of which mobile data	49,446	46,676		6%
Fixed-line service revenue	27,884	25,734		8%
Sales of equipment, accessories and other	18,280	20,511		-11%
Operating Expenses	121,186	119,498		1%
Adjusted EBITDA	81,602	96,993		-16%
Adjusted EBITDA margin	40.3%	44.8%	-4.5	pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	49.7	54.8	-9%
Mobile data customers in millions	32.4	36.4	-11%
ARPU in US$	4.7	5.3	-11%
ARPU in RUB	332.0	343.0	-3%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 14% (USD terms) and 6% (local currency terms) year-on-year. Lower revenues primarily arose from a lower customer base during the nine-month period ended September 30, 2020 compared to the same period in 2019, as well as reduced roaming revenue due to travel restrictions. This decline was partially offset by the increase in fixed line service revenue as customers continue to draw on the fixed line data at home, and mobile service revenue from our B2B customers who continue working from home.

ADJUSTED EBITDA
Our Russia Adjusted EBITDA decreased by 22% (USD terms) and 16% (local currency terms) year-on-year. this was primarily due to lower revenues as stated above as well as increased structural operating expenses in relation to increased network investment and higher interconnection cost in the nine-month period ended September 30, 2020 compared to the same period last year.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 49.7 million mobile customers in Russia, representing a decrease of 9% year-on-year. The decrease was caused by customer perceptions on the network quality, as well as a reduction in sales through alternative distribution channels and the loss of migrant customers from our subscriber base due to travel restrictions.
Our mobile ARPU in Russia decreased by 11% (USD terms) and 3% (local currency terms) year-on-year, mainly due to lower revenue stemming from reduced activity.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	908	996		-9%
Mobile service revenue	837	926		-10%
- of which mobile data	307	273		12%
Sales of equipment, accessories and other	71	70		1%
Operating expenses	440	488		-10%
Adjusted EBITDA	468	509		-8%
Adjusted EBITDA margin	51.6%	51.1%	0.5	pp
RESULTS OF OPERATIONS IN PKR

	Nine months ended September 30,
In millions of PKR (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	147,014	147,153		-0.1%
Mobile service revenue	135,596	136,816		-1%
- of which mobile data	49,838	40,423		23%
Sales of equipment, accessories and other	11,418	10,338		10%
Operating expenses	71,027	71,985		-1%
Adjusted EBITDA	75,987	75,168		1%
Adjusted EBITDA margin	51.7%	51.1%	0.6	pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	64.2	59.2	8%
Mobile data customers in millions	43.1	38.3	13%
ARPU in US$	1.5	1.8	-17%
ARPU in PKR	240	262	-8%

TOTAL OPERATING REVENUE
Our Pakistan total operating revenue decreased by 9% (USD terms) and by 0.1% (local currency terms) year-on-year. In local currency terms, revenue fell due to lower ARPU driven by lockdown measures which led to the temporary closure of Jazz stores, lower business activity and an overall economic slowdown in the nine-month period ended September 30, 2020. This impact was offset by an increase in our customer base, as well as tax regime changes which negatively impacted revenue in 2019.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA decreased by 8% (USD terms) and increased by 1% (local currency terms) year-on-year. This was primarily due to the fall in revenue year-on-year as described above, as well as certain costs for the ex-Warid license paid in the form of security (under protest), which are classified within service costs in 2020, compared to prior year amortization below EBITDA. This impact was offset by the reversal of a provision, with an impact on Adjusted EBITDA of PKR 8.6 billion in the third quarter of 2020.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 64.2 million customers in Pakistan, representing an increase of 8% year-on-year, with growth primarily in mobile data customers, which increased by 13% year-on-year. This increase arose on the back of our continued expansion of the data network in Pakistan.
Our mobile ARPU in Pakistan decreased by 17% (USD terms) and 8% (local currency terms) year-on-year, driven mainly by reduced activity driven by lockdown measures as described above.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	696	630		10%
Mobile service revenue	648	589		10%
- of which mobile data	361	306		18%
Fixed-line service revenue	44	38		16%
Sales of equipment, accessories and other	4	4		0%
Operating expenses	224	225		-0.4%
Adjusted EBITDA	472	405		17%
Adjusted EBITDA margin	67.8%	64.3%	3.5	pp
RESULTS OF OPERATIONS IN UAH

	Nine months ended September 30,
In millions of UAH (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	18,461	16,577		11%
Mobile service revenue	17,189	15,486		11%
- of which mobile data	9,596	8,037		19%
Fixed-line service revenue	1,172	995		18%
Sales of equipment, accessories and other	101	96		5%
Operating expenses	5,935	5,925		0.2%
Adjusted EBITDA	12,527	10,652		18%
Adjusted EBITDA margin	67.9%	64.3%	3.6	pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	25.8	26.4	-2%
Mobile data customers in millions	16.8	16.3	3%
ARPU in US$	2.8	2.5	12%
ARPU in UAH	73	65	12%

TOTAL OPERATING REVENUE
Our Ukraine total operating revenue increased by 10% (USD terms) and 11% (local currency terms) year-on-year. This was primarily driven by strong growth in mobile data consumption owing to strong 4G adoption on the back of our continued focus on 4G connectivity and digitalizing solutions for customers. Fixed line revenue also grew year-on-year, as customers continued to draw on fixed-line data at home.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 17% (USD terms) and 18% (local currency terms) year-on-year. This was primarily due to solid revenue performance and lower service and commercial costs in the nine-month period ended September 30, 2020 when compared with the same period last year. This was partially offset by the higher structural operating expenses.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 25.8 million mobile customers in Ukraine, representing a decrease of 2% year-on-year. The decrease was a result of increased churn rate and lower gross additions as a result of closures of stores under lockdown measures as well as reduction in multi-SIM users in the market and demographic trends in Ukraine. Our mobile data customer base observed an increase of 3% year-on-year.
Our mobile ARPU in Ukraine increased by 12% (USD terms and local currency terms) year-on-year, due to data usage growth.

KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	350	370		-5%
Mobile service revenue	289	279		4%
- of which mobile data	146	112		30%
Fixed-line service revenue	57	49		16%
Sales of equipment, accessories and other	4	41		-90%
Operating expenses	162	157		3%
Adjusted EBITDA	188	212		-11%
Adjusted EBITDA margin	53.7%	57.5%	-3.8	pp

RESULTS OF OPERATIONS IN KZT

	Nine months ended September 30,
In millions of KZT (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	143,264	140,528		2%
Mobile service revenue	118,192	106,578		11%
- of which mobile data	59,583	42,582		40%
Fixed-line service revenue	23,255	18,573		25%
Sales of equipment, accessories and other	1,817	15,376		-88%
Operating expenses	66,380	59,820		11%
Adjusted EBITDA	76,885	80,708		-5%
Adjusted EBITDA margin	53.7%	57.4%	-3.7	pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	9.7	10.2	-5%
Mobile data customers in millions	7.1	7.0	1%
ARPU in US$	3.2	3.1	3%
ARPU in KZT	1,318.0	1,166.0	13%

TOTAL OPERATING REVENUE
Our Kazakhstan total operating revenue decreased by 5% (USD terms) and increased by 2% (local currency terms) year-on-year. The increase in local currency terms was mainly due to strong demand for our data and fixed line services. This increase was partially offset by the impact of compensation received in 2019 in relation to the termination of a network sharing agreement with Kcell, resulting in higher revenues in 2019.
ADJUSTED EBITDA
Our Kazakhstan Adjusted EBITDA decreased by 11% (USD terms) and 5% (local currency terms) year-on-year. This was primarily due to increased personnel costs, certain non-income taxes and technology expenses, partially offset by the revenue growth as described above.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 9.7 million mobile customers in Kazakhstan, representing a decrease of 5% year-on-year. The decrease was mainly due to post IMEI registration barriers resulting in lower gross additions. The number of our mobile data customers in Kazakhstan increased by 1%, mainly due improved data bundle offers and data services.
Our mobile ARPU in Kazakhstan increased by 3% (USD terms) and 13% (local currency terms) year-on-year, due to data usage growth.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	150	197		-24%
Mobile service revenue	149	195		-24%
- of which mobile data	83	88		-6%
Fixed-line service revenue	1	1		0%
Sales of equipment, accessories and other	—	—		0%
Operating expenses	99	94		5%
Adjusted EBITDA	51	103		-50%
Adjusted EBITDA margin	34.0%	52.2%	-18.2	pp
RESULTS OF OPERATIONS IN UZS

	Nine months ended September 30,
In billions of UZS (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	1,493	1,696		-12%
Mobile service revenue	1,479	1,683		-12%
- of which mobile data	818	762		7%
Fixed-line service revenue	9	10		-13%
Sales of equipment, accessories and other	5	3		55%
Operating expenses	991	809		22%
Adjusted EBITDA	503	887		-43%
Adjusted EBITDA margin	33.7%	52.3%	-18.6	pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	6.8	8.4	-19%
Mobile data customers in million	4.7	5.3	-11%
ARPU in US$	2.2	2.4	-8%
ARPU in UZS	21,819	21,033	4%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 24% (USD terms) and 12% (local currency terms) year-on-year. The decrease was primarily due to a lower subscriber base impacted by a new excise duty and IMEI registration implementation, as well as weaker business activity due to COVID-19 restrictions.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 50% (USD terms) and 43% (local currency terms) year-on-year. This was primarily driven by reduced revenues as described above, with operating expenses remaining relatively stable.

SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 6.8 million mobile customers in Uzbekistan representing a decrease of 19% year-on-year. The decrease was the result of our strategic focus on high value customers resulting in a higher churn rate. As of September 30, 2020, the number of our mobile data customers in Uzbekistan decreased by 11% to 4.7 million.
Our mobile ARPU in Uzbekistan decreased by 8% (USD terms) and increased by 4% (local currency terms) year-on-year, due to the strategic focus on high value customers as described above.
ALGERIA
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	519	577		-10%
Mobile service revenue	516	575		-10%
- of which mobile data	195	167		17%
Sales of equipment, accessories and other	3	2		50%
Operating expenses	295	315		-6%
Adjusted EBITDA	224	262		-15%
Adjusted EBITDA margin	43.2%	45.4%	-2.2	pp
RESULTS OF OPERATIONS IN DZD

	Nine months ended September 30,
In millions of DZD (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	65,166	68,769		-5%
Mobile service revenue	64,779	68,581		-6%
- of which mobile data	24,532	19,890		23%
Sales of equipment, accessories and other	388	189		105%
Operating expenses	37,063	37,557		-1%
Adjusted EBITDA	28,127	31,212		-10%
Adjusted EBITDA margin	43.2%	45.4%	-2.2	pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	14.2	15.0	-5%
Mobile data customers in millions	9.1	9.4	-3%
ARPU in US$	4.0	4.1	-2%
ARPU in DZD	499	493	1%
TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 10% (USD terms) and 5% (local currency terms) year-on-year. This was primarily due to lower subscriber base in an aggressively competitive market and the negative impact of a change in the Mobile Termination Rate (MTR) and economic slowdown due to the pandemic. Data revenue growth remained strong due to higher usage as a result of the roll-out of the 4G network.

ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 15% (USD terms) and 10% (local currency terms) year-on-year. This was primarily due to the decrease in total revenue as described above, as well as increased personnel and technology costs.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 14.2 million mobile customers in Algeria, representing a decrease of 5% year-on-year. The decrease was driven by a higher churn rate. Our mobile data customers in Algeria also saw a decrease of 3% year-on-year, due to higher churn rate and price competition.
Our mobile ARPU in Algeria decreased by 2% (USD terms) and increased by 1% (local currency terms) year-on-year. The increase in local currency terms was driven by increased pricing and a more high-value customer base.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	403	406		-0.7%
Mobile service revenue	396	397		-0.3%
- of which mobile data	99	81		22%
Sales of equipment, accessories and other	7	9		-22%
Operating expenses	231	236		-2%
Adjusted EBITDA	173	170		2%
Adjusted EBITDA margin	42.8%	41.8%	1.0	pp
RESULTS OF OPERATIONS IN BDT

	Nine months ended September 30,
In millions of BDT (except as indicated)	2020	2019		2020-2019 change %
Total operating revenue	34,241	34,185		0.2%
Mobile service revenue	33,591	33,448		0.4%
- of which mobile data	8,419	6,846		23%
Sales of equipment, accessories and other	651	737		-12%
Operating expenses	19,576	19,895		-1.6%
Adjusted EBITDA	14,665	14,290		2.6%
Adjusted EBITDA margin	42.8%	41.8%	1.0	pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2020	2019	2020-2019 change %
Mobile
Customers in millions	32.8	33.1	-1%
Mobile data customers in millions	20.5	21.6	-5%
ARPU in US$	1.3	1.3	0%
ARPU in BDT	112	113	-1%

TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue largely remained at par with the same period last year in both USD and local currency terms. The negative effects of the pandemic crisis was offset by consistent performance in acceleration of service revenue growth following spectrum acquisition and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint.
ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA increased by 2% (USD terms) and increased by 2.6% (local currency terms) year-on-year. This was mainly due to consistent performance on revenue and operational savings partially offset by the increase in minimum tax rates adversely impacting operational costs.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2020, we had 32.8 million mobile customers in Bangladesh, representing a decrease of 1% year-on-year, mainly due to higher churn rate during the period. The number of mobile data customers increased by 5% due to continued efforts to attract new customers, successful targeting of voice-only customers and network expansion.
Our mobile ARPU in Bangladesh remained stable in both USD terms local currency terms, when compared with the same period last year.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of September 30, 2020, we had negative working capital of USD 2,705 million, compared to negative working capital of USD 3,269 million as of December 31, 2019. The change of net working capital compared to December 31, 2019 was mainly due to a decrease in short term borrowings and trade payables position in addition to the devaluation of local currencies across the Company's operational footprint.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.

INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Nine months ended September 30,
(In millions of U.S. dollars)	2020	2019

Net cash flows from operating activities	1,875	2,285

Net cash flows from / (used in) investing activities	(1,410)	(1,387)

Net cash flows from / (used in) financing activities	(694)	(1,468)

Net increase / (decrease) in cash and cash equivalents	(229)	(570)
Net foreign exchange difference	(59)	(23)
Cash and cash equivalents at beginning of period	1,204	1,791

Cash and cash equivalents at end of period, net of overdraft	916	1,198

For more details, see the Interim Condensed Consolidated Statement of Cash Flows in our unaudited interim condensed consolidated financial statements attached hereto.
OPERATING ACTIVITIES
During the nine-month period ended September 30, 2020, net cash inflows from operating activities decreased to USD 1,875 million from USD 2,285 million during the nine-month period ended September 30, 2019. The decrease is mainly due to lower revenues as well as a one-off cash inflow of USD 350 million in the same period last year, relating to the revised arrangement with Ericsson. This was partially offset by the positive impact of changes in working capital balances.
INVESTING ACTIVITIES
During the nine-month period ended September 30, 2020, net outflow for investing activities was USD 1,410 million compared to net cash outflow of USD 1,387 million for the same period last year. This increase reflects the continued high levels of network investment in Russia, and was partially offset by the cash outflow in the first quarter of 2019 relating to amounts pledged as collateral for the Mandatory Tender Offer with respect to the acquisition of non-controlling interests in GTH.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 and Note 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the nine-month period ended September 30, 2020, net cash outflow for financing activities was USD 694 million compared to net cash outflow of USD 1,468 million during the nine-month period ended September 30, 2019. The change in net cash flows from financing activities was driven mainly by non-recurring outflow for acquisition of non-controlling interest in the previous period. The outflow was further reduced by a relatively smaller net repayment of debt as well as lower dividends paid during the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019.
During the nine-month period ended September 30, 2020, we raised USD 3,212 million, net of fees (2019: USD 1,910 million) and repaid USD 3,558 million (2019: USD 2,120 million) under various debt facilities. Furthermore, we paid USD 259 million (2019: USD 520 million) of dividends to the shareholders of VEON Ltd. During 2020, a significant amount of debt raised was used to refinance existing debt, in order to achieve lower borrowing costs and extend maturities.
For information regarding changes to our debt portfolio during the nine-month period ended September 30, 2020, see Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of September 30, 2020, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to USD 6,959 million, compared to USD 7,519 million as of December 31, 2019. As of September 30, 2020, our debt includes overdrawn bank accounts related to a cash-pooling program of USD 165 million (December 31, 2019: USD 46 million).
As of September 30, 2020, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	7.3500%	RUB	30,000	377	03.06.2024
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	37,500	471	03.06.2023
VEON Holdings B.V.	Loan from Sberbank	CBR Key Rate + 2.2%	RUB	12,500	157	03.06.2023
VEON Holdings B.V.	Loan from Alfa Bank	7.5000%	RUB	30,000	376	10.03.2025
VEON Holdings B.V.	Loan from VTB	CBR Key Rate + 1.85%	RUB	30,000	376	09.07.2025
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	Notes	4.0000%	USD	1,000	1,000	09.04.2025
VEON Holdings B.V.	Notes	7.2500%	USD	700	700	26.04.2023
VEON Holdings B.V.	Notes	6.3000%	RUB	20,000	251	18.06.2025
VEON Holdings B.V.	Notes	6.5000%	RUB	10,000	126	11.09.2025
VEON Holdings B.V.	Cash-pool overdrawn accounts **				152
TOTAL VEON Holdings B.V.					6,065

PJSC VimpelCom	Loan from VIP Finance Ireland*	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other				10
TOTAL PJSC VimpelCom					272

PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.90%	PKR	667	4	15.12.2020
PMCL	Loan from ING Bank N.V.	6M LIBOR + 1.9%	USD	37	37	15.12.2020
PMCL	Loan from MCB Bank Limited	6M KIBOR + 0.8%	PKR	2,667	16	15.12.2020
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.35%	PKR	6,667	40	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	3,394	21	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR	PKR	2,111	13	15.12.2023
PMCL	Syndicated Loan Facility	6M KIBOR + 0.35%	PKR	17,117	103	15.06.2022
PMCL	Syndicated Loan Facility	6M KIBOR + 0.75%	PKR	33,848	204	02.09.2026
PMCL	Islamic Financing Facility	6M KIBOR + 0.75%	PKR	10,000	61	02.09.2026
PMCL	Other				15
TOTAL Pakistan Mobile Communications Limited					514

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25% or 5.75%	BDT	6,939	82	24.06.2022
Banglalink	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	872	10	24.12.2020
Banglalink	Other				3
TOTAL Banglalink Digital Communications Ltd.					95

Other entities	Cash-pool overdrawn accounts** and other				14
Total VEON consolidated					6,959
* Funded by the issuance of loan participation notes by VIP Finance Ireland.
** As of September 30, 2020, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 165 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the nine-month period ended September 30, 2020, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were USD 1,214 million compared to USD 1,163 million in the nine-month period ended September 30, 2019. The increase was primarily due to continued investment in network development in Pakistan, Ukraine and Bangladesh.
We expect that CAPEX exc. licenses and ROU in 2020 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2020.
Management anticipates that the funds necessary to meet our current and expected capital requirements and debt repayments in the foreseeable future (including with respect to any possible acquisitions) will come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under bank financings, including credit lines currently available to us; and
•Issuances of debt securities on capital markets.
As of September 30, 2020, we had an undrawn amount of USD 1,679 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
Below is the reconciliation of CAPEX exc. licenses and ROU to cash flows used in the purchase of property and equipment and intangible assets:

	Nine months ended September 30,
(In millions of U.S. dollars)	2020	2019

CAPEX exc. licenses and ROU	1,214	1,163
Adjusted for:
Additions of licenses	50	18
Additions of right-of-use assets	124	116
Difference in timing between accrual and payment for capital expenditures	(101)	(100)

Purchase of property, plant and equipment and intangible assets	1,287	1,197

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of September 30, 2020, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of September 30, 2020, we held approximately 57% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the devaluation risk of currencies in countries where we operate. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2019 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of September 30, 2020, the interest rate risk on the financing of our group was limited as 82% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the nine and three-month periods
ended September 30, 2020

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2020	2019	2020	2019

Service revenues		5,629	6,161	1,856	2,076
Sale of equipment and accessories		269	322	109	121
Other revenue		83	125	28	27
Total operating revenues	2	5,981	6,608	1,993	2,224

Other operating income	4	4	350	2	—

Service costs		(1,130)	(1,154)	(384)	(397)
Cost of equipment and accessories		(263)	(323)	(100)	(117)
Selling, general and administrative expenses		(1,965)	(2,201)	(613)	(723)
Depreciation		(1,193)	(1,218)	(389)	(406)
Amortization		(260)	(299)	(82)	(94)
Impairment (loss) / reversal	6	(790)	(100)	(789)	(90)
Gain / (loss) on disposal of non-current assets		(16)	(28)	(4)	(13)
Gain / (loss) on disposal of subsidiaries		—	1	—	—

Operating profit / (loss)		368	1,636	(366)	384

Finance costs		(568)	(670)	(177)	(249)
Finance income		20	44	5	16
Other non-operating gain / (loss)		100	14	(1)	—
Net foreign exchange gain / (loss)		(15)	(29)	6	(20)
Profit / (loss) before tax		(95)	995	(533)	131

Income tax expense	3	(255)	(360)	(111)	(100)

Profit / (loss) for the period		(350)	635	(644)	31

Attributable to:
The owners of the parent		(356)	599	(620)	35
Non-controlling interest		6	36	(24)	(4)
		(350)	635	(644)	31

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent		($0.20)	$0.34	($0.35)	$0.02

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
(In millions of U.S. dollars)	Note	2020	2019	2020	2019

Profit / (loss) for the period		(350)	635	(644)	31

Items that may be reclassified to profit or loss
Foreign currency translation	1	(705)	(9)	(219)	(31)
Other		7	10	6	10

Items reclassified to profit or loss
Other		(13)	—	(8)	—

Other comprehensive income / (loss), net of tax		(711)	1	(221)	(21)

Total comprehensive income / (loss), net of tax		(1,061)	636	(865)	10

Attributable to:
The owners of the parent		(987)	668	(836)	29
Non-controlling interests		(74)	(32)	(29)	(19)
		(1,061)	636	(865)	10

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	September 30, 2020	December 31, 2019
Assets
Non-current assets
Property and equipment	5	6,155	7,340
Intangible assets	6	4,065	5,688
Investments and derivatives	7	287	235
Deferred tax assets		176	134
Other assets		165	163
Total non-current assets		10,848	13,560

Current assets
Inventories		98	169
Trade and other receivables		533	628
Investments and derivatives	7	216	82
Current income tax assets		31	16
Other assets		303	354
Cash and cash equivalents	8	1,081	1,250
Total current assets		2,262	2,499

Total assets		13,110	16,059

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		(25)	1,226
Non-controlling interests		857	994
Total equity		832	2,220

Non-current liabilities
Debt and derivatives	7	7,061	7,759
Provisions		116	138
Deferred tax liabilities		108	141
Other liabilities		26	33
Total non-current liabilities		7,311	8,071

Current liabilities
Trade and other payables		1,684	1,847
Debt and derivatives	7	2,109	2,585
Provisions		169	222
Current income tax payables		161	102
Other liabilities		844	1,012
Total current liabilities		4,967	5,768

Total equity and liabilities		13,110	16,059

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2019		1,749,127,404	2	12,753	(1,887)	(1,330)	(8,312)	1,226	994	2,220

Profit / (loss) for the period		—	—	—	—	(356)	—	(356)	6	(350)
Other comprehensive income / (loss)		—	—	—	(6)	(4)	(621)	(631)	(80)	(711)
Total comprehensive income / (loss)		—	—	—	(6)	(360)	(621)	(987)	(74)	(1,061)

Dividends declared	10	—	—	—	—	(262)	—	(262)	(64)	(326)
Other		—	—	—	(2)	26	(26)	(2)	1	(1)

As of September 30, 2020		1,749,127,404	2	12,753	(1,895)	(1,926)	(8,959)	(25)	857	832

for the nine-month period ended September 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments arising due to IFRS 16		—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	599	—	599	36	635
Other comprehensive income / (loss)		—	—	—	9	1	59	69	(68)	1
Total comprehensive income / (loss)		—	—	—	9	600	59	668	(32)	636

Dividends declared	10	—	—	—	—	(525)	—	(525)	(108)	(633)
Changes in ownership interest in a subsidiary that do not result in loss of control		—	—	—	(2,563)	—	—	(2,563)	1,965	(598)
Other		—	—	—	2	(9)	(1)	(8)	1	(7)

As of September 30, 2019		1,749,127,404	2	12,753	(1,809)	(1,349)	(8,358)	1,239	934	2,173

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	5

for the three-month period September 30, 2020

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

June 30, 2020		1,749,127,404	2	12,753	(1,894)	(1,303)	(8,747)	811	891	1,702

Profit / (loss) for the period		—	—	—	—	(620)	—	(620)	(24)	(644)
Other comprehensive income / (loss)		—	—	—	(1)	(3)	(212)	(216)	(5)	(221)
Total comprehensive income / (loss)		—	—	—	(1)	(623)	(212)	(836)	(29)	(865)

Dividends declared	10	—	—	—	—	—	—	—	(5)	(5)
Other		—	—	—	—	—	—	—	—	—

September 30, 2020		1,749,127,404	2	12,753	(1,895)	(1,926)	(8,959)	(25)	857	832

for the three-month period September 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990

Profit / (loss) for the period		—	—	—	—	35	—	35	(4)	31
Other comprehensive income / (loss)		—	—	—	9	—	(15)	(6)	(15)	(21)
Total comprehensive income / (loss)		—	—	—	9	35	(15)	29	(19)	10

Dividends declared	10	—	—	—	—	(228)	—	(228)	—	(228)
Changes in ownership interest in a subsidiary that do not result in loss of control		—	—	—	(2,563)	—	—	(2,563)	1,965	(598)
Other		—	—	—	1	1	(1)	1	(2)	(1)

September 30, 2019		1,749,127,404	2	12,753	(1,809)	(1,349)	(8,358)	1,239	934	2,173

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30

		Nine-month period
(In millions of U.S. dollars)	Note	2020	2019

Operating activities
Profit / (loss) before tax		(95)	995
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		2,243	1,617
(Gain) / loss on disposal of non-current assets		16	28
(Gain) / loss on disposal of subsidiaries		—	(1)
Finance costs		568	670
Finance income		(20)	(44)
Other non-operating (gain) / loss		(100)	(14)
Net foreign exchange (gain) / loss		15	29

Changes in trade and other receivables and prepayments		(133)	(181)
Changes in inventories		45	(19)
Changes in trade and other payables		81	(6)
Changes in provisions, pensions and other		(10)	51

Interest paid		(475)	(517)
Interest received		19	49
Income tax paid		(279)	(372)
Net cash flows from operating activities		1,875	2,285

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,287)	(1,197)
Payment on deposits		(127)	(913)
Receipts from deposits		42	693
Receipts from / (investment in) financial assets		(29)	4
Other cash flows from / (used in) investing activities, net		(9)	26
Net cash flows from / (used in) investing activities		(1,410)	(1,387)

Financing activities
Proceeds from borrowings, net of fees paid*	7	3,212	1,910
Repayment of debt	7	(3,558)	(2,120)
Acquisition of non-controlling interest		(1)	(604)
Dividends paid to owners of the parent		(259)	(520)
Dividends paid to non-controlling interests		(88)	(134)
Net cash flows from / (used in) financing activities		(694)	(1,468)

Net (decrease) / increase in cash and cash equivalents		(229)	(570)
Net foreign exchange difference		(59)	(23)
Cash and cash equivalents at beginning of period, net of overdrafts		1,204	1,791
Cash and cash equivalents at end of period, net of overdrafts**	8	916	1,198
*    Fees paid for borrowings were US$21 (2019: US$19).
**    Overdrawn amount was US$165 (2019: US$119)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the nine-month period ended September 30, 2020
Financing activities
In July 2020, VEON Holdings B.V. successfully refinanced its existing RUB30 billion (US$422) bilateral term loan agreement with VTB Bank. For further details please refer to Note 7.
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank for a total amount of RUB100 billion (US$1,450), which was used to refinance the existing Sberbank facilities. Currently, RUB80 billion remains outstanding under the new facilities. For further details please refer to Note 7.
In April 2020, VEON Holdings B.V. established a Global Medium Term Note program for the issuance of bonds in multiple currencies, with a limit equivalent to US$6,500. In June and September 2020, VEON Holdings B.V. issued senior unsecured notes of RUB20 billion (US$288) and RUB10 billion (US$135), respectively, under the program. For further details please refer to Note 7.
Coronavirus outbreak
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide.
The second quarter saw the full impact on our operations of the lockdowns imposed across our markets in response to the COVID-19 pandemic. This resulted in material disruption to our retail operations following store closures, which impacted gross connections and airtime sales. Restrictions on travel resulted in a significant decline in roaming revenues and the loss of migrant customers from our subscriber base, particularly in Russia.
Although VEON’s operations remained impacted by lockdown measures throughout the third quarter, a gradual lifting of restrictions enabled the start of economic activity normalization and a sequential recovery in the performance of our operating markets.
Revenue trends remained divergent. Demand for our data services remains strong, enabling us to continue to grow our data revenues at a double-digit pace. We also experienced a continued shift in data traffic from mobile to fixed networks as lockdowns encouraged home working and schooling alongside a greater use of devices through our domestic broadband services.
An increase in demand for hard currencies has resulted in the devaluation of exchange rates in the countries in which VEON operates. As such, during the nine-month period ended September 30, 2020, the book value of assets and liabilities of our foreign operations, in U.S. dollar terms, decreased significantly, with a corresponding loss of US$705 recorded against the foreign currency translation reserve in the Statement of Comprehensive Income.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Our management has taken appropriate measures to keep our personnel safe and secure. As of the date of these financial statements, we have not observed any particular material adverse impacts to our business, financial condition, and results of operations, other than as described above, and the group liquidity is sufficient to fund the business operations for at least another 12 months.
Other developments
In September 2020, the Dhabi Group exercised its put option to sell VEON its 15% shareholding in Pakistan Mobile Communications Ltd ("PMCL"), the Company’s subsidiary in Pakistan. For further details please refer to Note 7.
In September 2020, VEON recorded impairment losses in respect of its operations in Russia and Kyrgyzstan of US$723 and US$64, respectively. For further details please refer to Note 6.
In the third quarter of 2020, as a result of a change in estimate, PMCL reversed a non-income tax provision of PKR11.2 billion (US$68).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. All the segments are grouped and analyzed as three main markets - our cornerstone, our growth engines and our frontier markets - representing the Company's strategy and capital allocation framework.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX exc. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
As of December 31, 2019, management decided to include Kazakhstan as a separate reportable segment due to the increased impact of Kazakhstan operations on the overall business (as described in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019). In addition, management decided to show the financial impact of HQ and eliminations separately from operating companies. Comparative figures for nine and three-month periods ended September 30, 2019 have been adjusted to reflect this change.
Financial information by reportable segment for the nine and three-month periods ended September 30, is presented in the following tables. Inter-segment transactions between segments are not material, and are made on terms which are comparable to transactions with third parties.
For the nine-month period ended September 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Our cornerstone
Russia	2,220	2,617	395	396	252	308	7	8	2,874	3,329

Our growth engines
Pakistan	837	926	—	—	7	5	64	65	908	996
Ukraine	648	589	44	38	—	—	4	3	696	630
Kazakhstan	289	279	57	49	3	2	1	40	350	370
Uzbekistan	149	195	1	1	—	—	—	—	150	196

Our frontier markets
Algeria	516	575	—	—	3	1	—	—	519	576
Bangladesh	396	397	—	—	—	1	7	8	403	406
Other frontier markets	82	102	20	22	4	5	—	1	106	130

Other
HQ and eliminations	(25)	(25)	—	—	—	—	—	—	(25)	(25)

Total segments	5,112	5,655	517	506	269	322	83	125	5,981	6,608

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2020	2019	2020	2019

Our cornerstone
Russia	1,161	1,491	632	631

Our growth engines
Pakistan	468	509	173	150
Ukraine	472	405	135	114
Kazakhstan	188	212	69	71
Uzbekistan	51	103	38	42

Our frontier markets
Algeria	224	262	64	69
Bangladesh	173	170	77	62
Other frontier markets	32	45	24	22

Other
HQ and eliminations	(142)	83	2	2

Total segments	2,627	3,280	1,214	1,163

For the three-month period ended September 30

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Our cornerstone
Russia	713	903	130	136	101	116	2	2	946	1,157

Our growth engines
Pakistan	278	265	—	—	4	2	21	21	303	288
Ukraine	220	216	14	13	—	—	1	1	235	230
Kazakhstan	100	99	20	16	1	—	1	—	122	115
Uzbekistan	48	65	—	—	—	—	—	—	48	65

Our frontier markets
Algeria	172	197	—	—	1	—	—	—	173	197
Bangladesh	133	133	—	—	—	—	3	3	136	136
Other frontier markets	28	36	6	7	2	3	—	—	36	46

Other
HQ and eliminations	(6)	(10)	—	—	—	—	—	—	(6)	(10)

Total segments	1,686	1,904	170	172	109	121	28	27	1,993	2,224

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2020	2019	2020	2019

Our cornerstone
Russia	377	525	217	170

Our growth engines
Pakistan	188	140	20	32
Ukraine	160	149	39	48
Kazakhstan	64	60	17	18
Uzbekistan	6	36	12	3

Our frontier markets
Algeria	79	89	26	21
Bangladesh	60	55	18	25
Other frontier markets	8	17	5	8

Other
HQ and eliminations	(44)	(84)	—	1

Total segments	898	987	354	326

The following table provides the reconciliation of Profit / (loss) before tax to Total Adjusted EBITDA for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2020	2019	2020	2019
Profit / (loss) before tax	(95)	995	(533)	131
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	1,193	1,218	389	406
Amortization	260	299	82	94
Impairment loss / (reversal)	790	100	789	90
(Gain) / loss on disposal of non-current assets	16	28	4	13
(Gain) / loss on disposal of subsidiaries	—	(1)	—	—
Finance costs	568	670	177	249
Finance income	(20)	(44)	(5)	(16)
Other non-operating (gain) / loss	(100)	(14)	1	—
Net foreign exchange (gain) / loss	15	29	(6)	20

Total Adjusted EBITDA	2,627	3,280	898	987

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2020	2019	2020	2019
Current income taxes	322	356	170	105
Deferred income taxes	(67)	4	(59)	(5)
Income tax expense	255	360	111	100
Effective tax rate	(268.4)%	36.2%	(20.8)%	76.3%

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2020 (-268.4% and -20.8%, respectively) was primarily driven by the recognition of non-deductible impairment losses in respect of our operating activities in Russia and Kyrgyzstan (see Note 6). In addition, the effective tax rate was impacted by a number of non-deductible expenses incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as withholding taxes accrued and paid for dividends (forecasted and received) from our operating companies.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2019 (36.2% and 76.3%, respectively) was primarily driven by a number of non-deductible expenses in various countries recorded in our consolidated income statement, impairment charge for Kyrgyzstan and withholding taxes paid on dividends received from the operating countries.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
Significant transactions in 2020
GTH restructuring
In 2020, VEON continued the restructuring of Global Telecom Holding S.A.E. ("GTH"), with the intragroup transfer of Mobilink Bank and GTH Finance B.V. completed in March and April 2020, respectively. As the operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, there was no material impact on these consolidated financial statements stemming from these intragroup transfers. For further details on GTH restructuring, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Significant transactions in 2019
Mandatory tender offer for shares of GTH
In August, 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with its Mandatory Tender Offer (“MTO”) which commenced in July, 2019. The total price for the purchase of such shares was EGP 9,725 million (approximately US$587), reflecting the offer price per share of EGP 5.08. Following the completion of the MTO and further purchases by GTH, as of September 30, 2020, VEON and GTH hold approximately 99.59% of GTH's total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities.
The transactions represent a purchase of non-controlling interests without a change of control. Consequently, the difference between the book value of non-controlling interests acquired and cash paid were recorded directly within ‘Other capital reserves’ in the Consolidated Statement of Equity.
Settlement of GTH Taxes
In June 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of US$136 (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. Effective June, 2019, following the first settlement payment of US$54 by GTH to the ETA, GTH is released in relation to tax years from 2006 through 2007 and 2010 through 2018. Effective September 2019, following the second settlement payment of US$82, GTH has resolved all outstanding tax liabilities in Egypt for the tax years 2000 through 2018.
Revised technology infrastructure partnership with Ericsson
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating income’.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the nine-month period ended September 30:

	Nine-month period
	2020	2019

Balance as of January 1	7,340	4,932

Adjustment due to new accounting standard (IFRS 16)	—	1,945
Additions	1,224	1,151
Disposals	(32)	(53)
Depreciation	(1,193)	(1,218)
Impairment (see Note 6)	(41)	(43)
Currency translation	(1,178)	201
Other	35	86

Balance as of September 30	6,155	7,001

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the nine-month period ended September 30.

	Nine-month period
	2020	2019

Balance as of January 1	5,688	5,670

Adjustment due to new accounting standard (IFRS 16)	—	(15)
Additions	172	144
Amortization	(260)	(298)
Impairment (see below)	(731)	(57)
Currency translation	(827)	112
Other	23	24

Balance as of September 30	4,065	5,580

Goodwill
Included within total intangible asset movements for the nine-month period ended September 30, 2020, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU	September 30, 2020	Impairment	Currency translation	Other	December 31, 2019

Russia	1,049	(723)	(506)	13	2,265
Algeria	1,076	—	(91)	—	1,167
Pakistan	313	—	(22)	—	335
Kazakhstan	137	—	(17)	—	154
Uzbekistan	36	—	(2)	—	38

Total	2,611	(723)	(638)	13	3,959

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU"). In addition to the above, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment (refer to Note 1).
VEON performed its annual impairment testing at September 30, 2020. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
Impairment losses in 2020
In recent years, Beeline Russia has seen a decline in its subscriber and revenue market share on the back of competitive pressures in the market, which have impacted both revenues and profitability. This underperformance has negatively impacted the fair value of our Russian business, and over time has eroded the existing headroom over the book value of the business. The impact of a weaker Russian ruble, along with ongoing COVID lockdowns and associated travel restrictions, have had a negative impact on consumer spending, which weakened during the quarter. Together with a slower than anticipated recovery in Beeline’s ARPU, which has in turn impacted our future projected revenue, a revision to our previous estimates has been deemed necessary.
Based on these revisions, VEON recorded an impairment of US$723 against the carrying value of goodwill in Russia in the third quarter of 2020. The recoverable amount of the CGU of US$3,001 was determined based on fair value less costs of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.

	September 30, 2020			June 30, 2020
Key assumptions – Russia CGU	Explicit forecast period	Terminal period	Combined average *	Explicit forecast period	Terminal period	Combined average *

Discount rate			10.1%			9.6%
Average annual revenue growth rate	4.3%	1.8%	3.9%	6.6%	1.6%	5.8%
Average operating margin	31.2%	35.7%	32.0%	32.4%	35.5%	32.9%
Average CAPEX / revenue **	27.9%	21.0%	26.8%	30.0%	19.2%	28.2%

* Combined average based on explicit forecast period of five years (2021-2025) and terminal period (2026), excludes intervening period of 2020
** CAPEX excludes licenses and ROU

Also in the third quarter of 2020, due to the unstable political environment and uncertainties arising with respect to the recoverability of our operating assets in Kyrgyzstan, VEON has fully impaired the carrying value of all operating assets of Kyrgyzstan. As a result, the Company recorded a total impairment loss of US$64, allocated against the carrying value of property and equipment (US$38), intangible assets (US$8) and other assets (US$18).
The Company also performed impairment testing for Algeria CGU during the third quarter of 2020. Based on the recoverable amount of the CGU of US$1,433, the headroom remaining for the Algeria CGU is limited although no impairment loss was recorded during the third quarter of 2020.

	September 30, 2020
Key assumptions – Algeria CGU	Explicit forecast period	Terminal period	Combined average *

Discount rate			11.6%
Average annual revenue growth rate	4.3%	1.0%	3.8%
Average operating margin	39.9%	40.4%	40.0%
Average CAPEX / revenue **	15.2%	14.0%	15.0%

* Combined average based on explicit forecast period of five years (2021-2025) and terminal period (2026), excludes intervening period of 2020
** CAPEX excludes licenses and ROU

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Sensitivity analysis
The following table illustrates the potential additional impairment for the Russia CGU and the potential impairment or remaining headroom for the Algeria CGU if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods ('+/- 1.0 pp'), as well as the change in key assumptions required in order for the recoverable amount of the CGU to be equal to its book value ('Break-even').
Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

	Russia			Algeria
Sensitivity analysis	Combined average *	+/- 1.0 pp	Break-even **	Combined average *	+/- 1.0 pp	Break-even

Discount rate	10.1%	11.1%		11.6%	12.6%	12.2%
Change in key assumption	0.0 pp	1.0 pp		0.0 pp	1.0 pp	0.6 pp
Headroom / (impairment)	—	(473)		75	(44)	—

Average annual revenue growth rate	3.9%	2.9%		3.8%	2.8%	2.9%
Change in key assumption	0.0 pp	(1.0) pp		0.0 pp	(1.0) pp	(0.9) pp
Headroom / (impairment)	—	(250)		75	(12)	—

Average operating margin	32.0%	31.0%		40.0%	39.0%	38.7%
Change in key assumption	0.0 pp	(1.0) pp		0.0 pp	(1.0) pp	(1.3) pp
Headroom / (impairment)	—	(375)		75	19	—

Average CAPEX / revenue	26.8%	27.8%		15.0%	16.0%	16.4%
Change in key assumption	0.0 pp	1.0 pp		0.0 pp	1.0 pp	1.4 pp
Headroom / (impairment)	—	(380)		75	22	—

* Combined average based on explicit forecast period of five years (2021-2025) and terminal period (2026), excludes intervening period of 2020
** Following the recognition of an impairment loss in the third quarter of 2020, the book value of the Russia CGU is equal to its recoverable amount. As such, the 'break-even' assumptions for the Russia are equivalent to the 'Combined average' assumptions

Although we believe that judgments made supporting our impairment assessment are reasonable (relying on information reasonably available to us), the COVID-19 pandemic makes it challenging for us to estimate the future performance of our CGUs. As circumstances change and/or new information becomes available, we may be required to record impairments in future periods.
Impairment losses in 2019
During the third quarter of 2019, due to operational underperformance of its operations in Kyrgyzstan, the Company has revised its previous estimates and assumptions regarding the future cash flows of the Kyrgyzstan CGU. As a result, the Company recorded an impairment of US$90 against the carrying values of Kyrgyzstan CGU during the three-month period ended September 30, 2019. The impairment loss for Kyrgyzstan was allocated first to the existing carrying value of goodwill (US$54) and then subsequently to property and equipment (US$33) and intangible assets (US$3), based on relative carrying values.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
7    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	September 30, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	2	11
Derivatives designated as net investment hedges	71	—
Investments in debt instruments	68	34
	141	45

At amortized cost
Security deposits and cash collateral	324	256
Other investments	38	16
	362	272

Total investments and derivatives	503	317
Non-current	287	235
Current	216	82
The Company holds the following debt and derivative liabilities:

	September 30, 2020	December 31, 2019

At fair value
Derivatives not designated as hedges	45	52
Derivatives designated as net investment hedges	—	161
Contingent consideration	—	41
	45	254

At amortized cost
Principal amount outstanding	6,959	7,519
Interest accrued	94	79
Discounts, unamortized fees, hedge basis adjustment	(7)	(10)
Bank loans and bonds	7,046	7,588

Lease liabilities	1,653	2,083
Put-option liability over non-controlling interest	331	342
Other financial liabilities	95	77
	9,125	10,090

Total debt and derivatives	9,170	10,344
Non-current	7,061	7,759
Current	2,109	2,585

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the nine-month period ended September 30, 2020, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
Net investment hedge
During 2020, the fair values of the Company’s derivatives designated as net investment hedges increased significantly due to depreciation of the Russian ruble, resulting in a US$227 gain, at its peak, recorded against the foreign currency translation reserve. This gain partially offset the translation loss related to our foreign operations described in Note 1.
Exercise of 15% PMCL put option
In September 2020, the Dhabi Group exercised its put option to sell VEON its 15% shareholding in PMCL, the Company’s subsidiary in Pakistan. The transaction, which requires an independent valuation to determine the fair value of the shareholding, is expected to close in the fourth quarter of 2020. Once completed, VEON will own 100% of PMCL.
Global Medium Term Note program
In April 2020, VEON Holdings B.V. established a Global Medium Term Note program for the issuance of bonds (the "MTN Program"), with a program limit of US$6,500, or the equivalent thereof in other currencies. In June and September 2020, VEON Holdings B.V. issued senior unsecured notes of RUB20 billion (US$288) and RUB10 billion (US$135), respectively, under the MTN Program, maturing in June and September 2025.
Refinancing of loan agreement with VTB
In July 2020, VEON Holdings B.V. successfully refinanced its existing RUB30 billion (US$422), bilateral term loan agreement with VTB Bank. This refinancing extended the final maturity of the existing loan between VTB Bank and VEON Holdings B.V. to July 2025 and amended the interest cost from a fixed rate of 8.75% to floating rate equal to CBR Key Rate + 1.85 p.p.
Refinancing of RUB debt with Sberbank
In June 2020, VEON Holdings B.V. entered into a new RUB bilateral term loan agreement with Sberbank. The agreement comprises four facilities for a total amount of RUB100 billion (US$1,450) with final maturity dates ranging between two and four years. Shortly after the agreement was signed, VEON Holdings B.V. fully utilized three facilities for a total amount of RUB87.5 billion (US$1,281) and used the proceeds to prepay all outstanding amounts under the Sberbank term facilities agreement signed in May 2017.
In July 2020, VEON drew down the remaining RUB12.5 billion available under the facility agreement. Subsequently, in September 2020, VEON repaid this facility, originally maturing in June 2022, in full with no significant fees. The repaid facility cannot be re-borrowed.
Ex-Warid license renewal
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$39.5 per MHz for 900 MHz spectrum and US$29.5 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding advance tax of 10%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On August 21, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019, Jazz deposited approximately US$225 in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
In May, 2020 a further US$57 was paid under protest, presented within 'Receipts from / (payment on) deposits' in the statement of cash flows. The Court heard arguments on October 21, 2020 and the matter has been adjourned for a further hearing on October 29, 2020.
Extension and extinguishment of Banglalink syndicated loan
In April 2020, Banglalink Digital Communications Limited, a wholly-owned subsidiary, extended the maturity of its US$300 syndicated loan by an additional two years to 2022. Following this extension, VEON Digital Amsterdam B.V., the Company's wholly-owned subsidiary, acquired the loan from the original lenders, leading to extinguishment of this financial liability within VEON's consolidated financial statements. No material transactional costs were incurred.
Drawdowns under the Revolving Credit Facility
In March 2020, VEON Holdings B.V., the Company's wholly-owned subsidiary, executed two drawdowns under the existing Revolving Credit Facility for an aggregate amount of US$600. Although these drawdowns are short-term in nature, VEON Holdings B.V. has an enforceable right to roll them over until final maturity date of the facility in February 2022. All outstanding drawdowns under the RCF have been fully repaid during June 2020 (US$100) and July 2020 (US$500).
Refinancing of RUB debt - AO "Alfa-Bank"
In March 2020, VEON Holdings B.V. amended and restated the existing facility with AO "Alfa-Bank", increasing its size and utilization from RUB17.5 billion to RUB30 billion (US$165). Following this amendment and restatement, the final maturity of this facility has been set to March 2025.
GTH bonds prepayment
In February 2020, GTH Finance B.V., the Company’s subsidiary, repaid at par the US$500 6.25% bonds, originally maturing April, 2020.
US$300 tap issuance of existing senior notes
In January 2020, VEON Holdings B.V., issued US$300 in senior unsecured notes due 2025, which are consolidated and form a single series with the US$700 4.00% senior notes due in 2025 issued by VEON Holdings B.V. in October 2019. VEON used the net proceeds of the tap issuance to refinance certain existing outstanding debt.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,265 at September 30, 2020 (December 31, 2019: US$7,887); and
•'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of September 30, 2020 and December 31, 2019, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the nine-month period ended September 30, 2020, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
All impairment losses and changes in fair values of investments, debt and derivatives are unrealized and are recorded in "Other non-operating gain / (loss)" in the consolidated income statement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Contingent consideration
A reconciliation of movements relating to Contingent consideration is shown below:

Contingent consideration

As of December 31, 2019	41

Fair value changes recognized in the income statement	(41)

As of September 30, 2020	—
In 2015, International Wireless Communications Pakistan Limited and Pakistan Mobile Communications Ltd (“PMCL”), each indirect subsidiaries of the Company, signed an agreement with Warid Telecom Pakistan LLC and Bank Alfalah Limited, to combine their operations in Pakistan. In July 2016, the transaction was closed and PMCL acquired 100% of the voting shares in Warid Telecom (Pvt) Limited (“Warid”) for a consideration of 15% of the shares in PMCL. As a result, VEON gained control over Warid.
As part of the share purchase agreement, an earn-out payment was agreed in the event that a tower transaction is effected by PMCL within four years from the acquisition date. The earn-out would also apply if another telecommunications operator in Pakistan effects a tower transaction, provided the transaction meets certain parameters, in the same timeframe. The contingent consideration would be settled with a transfer of PMCL shares.
As of June 2020, the probability of completion of a tower deal in Pakistan prior to the relevant deadline, upon which contingent consideration would be paid, became remote. As a result, the fair value of Contingent consideration was revised downwards to zero, with a corresponding gain in the consolidated income statement.
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	September 30, 2020	December 31, 2019

Cash at banks and on hand	763	932
Short-term deposits with original maturity of less than three months	318	318
Cash and cash equivalents	1,081	1,250

Less overdrafts	(165)	(46)

Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	916	1,204

As of September 30, 2020 and December 31, 2019, there were no restricted cash and cash equivalent balances. Cash balances as of September 30, 2020 include investments in money market funds of US$177 (December 31, 2019: US$155).
As of September 30, 2020, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$165 (2019: US$46). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	September 30, 2020	December 31, 2019

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,670	1,849,190,670

Issued shares, including 7,603,731 shares held by a subsidiary of the Company	1,756,731,135	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
As of September 30, 2020, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	770,158,572	43.8%
Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.

10    DIVIDENDS PAID AND PROPOSED
The following table provides an overview of dividends declared by VEON during the nine-month period ended September 30, 2020 and 2019:

	Dividends declared	Dividends paid	Dividends, US$ cents per share	Total dividends

Final dividend for 2019	February 2020	March 2020	15	262

Interim dividend for 2019	August 2019	August 2019	13	227

Final dividend for 2018	February 2019	March 2019	17	297

The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depositary, The Bank of New York Mellon.
For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
11    RELATED PARTIES
For the nine and three-month periods ended September 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY
Value growth cash-based long-term incentive plans
The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of September 30, 2020 and December 31, 2019, respectively, was equal to US$5 and US$9. Included within ‘Selling, general and administrative expenses’ for the nine and three-month periods ended September 30, 2020, respectively, is a gain of US$3 (2019: gain of US$7) and US$0 (2019: gain of US$2) relating to share-based payment expense under the LTI Plan.

12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2020.
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business, including those pertaining to income and other tax claims in Pakistan of approximately PKR 37 billion (approximately US$223).
Settlement of dispute concerning sale of Telecel Globe Limited
In 2013, GTH and Niel Natural Resources Investments S.A. ("Niel") entered into a Share Purchase Agreement (the “SPA”) in relation to the proposed purchase by Niel of GTH's majority stake in Telecel Globe Limited ("Telecel") and telecommunications operations in the Central African Republic and Burundi. Pursuant to the terms of the SPA and subsequent amendments agreed, deposits of US$50 were received by GTH from Niel and recorded within other financial liabilities. Upon Niel's failure to close the intended transaction and in accordance with the terms of the SPA, the deposits paid were not refunded. GTH completed the sale of Telecel in October 2014, to another purchaser for consideration less than had been agreed with Niel.
During 2019, Niel commenced legal activities in relation to the deposit monies retained by GTH. For further details, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
In June 2020, a settlement agreement was reached between GTH and Niel, which remains subject to Niel’s satisfaction of certain conditions precedent, whereby GTH will pay US$9 to Niel to resolve all claims and counterclaims at issue in the dispute, as well as associated proceedings brought by Niel in the Netherlands and Egypt. The US$41 remainder of the value deferred on the balance sheet was released to profit and loss, within 'Other non-operating gain / (loss)'.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
13    EVENTS AFTER THE REPORTING PERIOD
Agreement concluded for the sale of Armenian operations
In October 2020, VEON concluded an agreement for the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia, to Team LLC for a consideration of US$51. It is anticipated that the transaction will close shortly.
Acquisition of 13.5% stake in ShopUp in Bangladesh
In October 2020, VEON acquired a 13.5% stake in ShopUp, Bangladesh's leading full-stack B2B commerce platform for small businesses, in exchange for purchase consideration of US$8.
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the nine and three-month periods ended September 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2019.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019.
A number of new and amended standards became effective as of January 1, 2020, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
In May 2020, the IASB issued an amendment to IFRS 16 'Leases', providing an option to apply a practical expedient in respect of accounting for certain rent concessions arising as a direct consequence of covid-19, such as rent holidays and temporary rent reductions. Under this amendment, which became effective as of June 30, 2020, lessees are exempted from having to consider whether these rent concessions are lease modifications. The Group has chosen not to apply the practical expedient available, and will therefore account for any rent concessions as lease modifications.

Amsterdam, October 29, 2020
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2020	25